Exhibit 11

POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS
FOR THE YEARS ENDED DECEMBER 31

	2004	2003

A Net income (loss) as reported, Canadian GAAP ($ millions)	298.6	(126.3)
B Items adjusting net income (loss) ($ millions)	7.8	46.5
C Net income (loss), US GAAP ($ millions)	306.4	(79.8)
D Weighted average number of shares outstanding	107,967,000	104,460,000
E Net additional shares issuable for diluted earnings (loss) per share calculation	2,772,000	—

CANADIAN GAAP
Basic earnings (loss) per share (A/D)	2.77	(1.21)
Diluted earnings (loss) per share (A/(D+E))	2.70	(1.21)

UNITED STATES GAAP
Basic earnings (loss) per share (C/D)	2.84	(0.76)
Diluted earnings (loss) per share (C/(D+E))	2.77	(0.76)

All share and per-share data have been retroactively adjusted to reflect our two-for-one stock split effected by way of stock dividend in 2004.